SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2003, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA.

--------------------------------------------------------------------------------

       PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN

       Statements of Net Assets Available for Benefits as of June 30, 2003 and 2002, Statements of
       Changes in Net Assets Available for Benefits for the Years Ended June 30, 2003, 2002 and 2001, and Independent Auditors' Report

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN



TABLE OF CONTENTS
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                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2003 and 2002                                                   2

   Statements of Changes in Net Assets Available for Benefits for
     the Years Ended June 30, 2003, 2002 and 2001                             3

   Notes to Financial Statements for the Years Ended
     June 30, 2003, 2002 and 2001                                             4

INDEPENDENT AUDITORS' REPORT


To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Ireland Employees Share Ownership Plan ("the Plan") as of June 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003 and 2002, and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.




/S/ DELOITTE & TOUCHE LLP
-----------------------------------
DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

29 September, 2003

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2003 AND 2002
----------------------------------------------------------------------------------------

                                                                   2003          2002
                                                                 (Euros)       (Euros)
ASSETS:
  Investment in Procter & Gamble Company Stock, at fair value    1,986,504     1,647,976
  Investment in J.M. Smucker Company Stock, at fair value           12,148        12,155
  Cash at bank and in hand                                          56,731         2,013
  Due from other schemes                                                --         8,541
  Due from Procter & Gamble                                             --         2,571
                                                                 -----------------------
           Total assets                                          2,055,383     1,673,256
                                                                 -----------------------

LIABILITIES:
  Accrued administrative expenses                                  (15,402)       (3,266)
  Contributions made in advance                                    (29,874)           --
  Distributions payable                                            (10,675)       (9,860)
  Due to other Schemes                                                (780)           --
                                                                 -----------------------
          Total liabilities                                        (56,731)      (13,126)
                                                                 -----------------------

NET ASSETS AVAILABLE FOR BENEFITS                                1,998,652     1,660,130
                                                                 =======================

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN




STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001
-----------------------------------------------------------------------------------------


                                                        2003         2002         2001
                                                      (Euros)      (Euros)      (Euros)
ADDITIONS (LOSSES):
  Investment income:
    Net appreciation (depreciation) in fair value of
      Company Stock                                   (73,863)      228,788       124,369
    Interest income                                       302           523            13
                                                    -------------------------------------
     Total investment income (loss)                   (73,561)      229,311       124,382
                                                    -------------------------------------
  Contributions from Procter & Gamble companies       275,480       276,892       221,440
  Contributions from participants                     275,480       276,892       221,440
                                                    -------------------------------------
     Total contributions                              550,960       553,784       442,880
                                                    -------------------------------------
  Other income                                         21,251        18,034        12,054
  The J.M.Smucker Company common stock  received           --        11,784            --
  Income from Procter & Gamble companies                5,437        14,770            --
                                                    -------------------------------------
           Total additions                            504,087       827,683       579,316
                                                    -------------------------------------

DEDUCTIONS:
  Distributions and withdrawals to participants      (158,509)     (156,761)      (28,219)
  Administrative expenses                              (7,057)      (17,412)          (39)
                                                    -------------------------------------
           Total deductions                          (165,566)     (174,173)      (28,258)
                                                    -------------------------------------

NET INCREASE                                          338,521       653,510       551,058

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 1,660,131     1,006,621       455,563
                                                    -------------------------------------

  End of year                                       1,998,652     1,660,131     1,006,621
                                                    =====================================

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company ("Parent"). The scheme administrators on behalf of the Trustees of the Plan hold the Plan assets.

      CONTRIBUTIONS - Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 7) match all contributions by employees in full.

      WITHDRAWALS - Participants may withdraw shares from the scheme at any time subject to the following Plan rules. Participants cannot withdraw shares from the Plan within 3 years of purchase. Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

      ADMINISTRATION - The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with an allocation of the Plan's shares. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.

      THE J.M. SMUCKER COMPANY COMMON STOCK - In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding common stock received one share of Smuckers stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smuckers spin-off was allocated between the Company common stock held and the Smuckers common stock received. All grants related to common stock were made in Smuckers common stock; however, vested participants have the option of selling the Smuckers common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smuckers.

      LOANS - Under the terms of the plan agreement, participants are not permitted to borrow funds from their account balance.

      PLAN TERMINATION - Although the Company has not expressed any intent to do so, the Company has the right under the current scheme rules to terminate the Plan. Upon termination, amounts held by the Plan would be distributed to participants based upon the scheme rules.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN





2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at fair value and is translated into Euros ("(euro)") at the rate of exchange at June 30.

      EXPENSES OF THE PLAN - Investment management expenses and all other fees/expenses are paid by the participating Procter & Gamble Company (see note 7).

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The plan invests in The Procter & Gamble Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.    TAX STATUS

      The Irish Tax Authority has determined and informed the Company that it is an approved Employee Share Scheme under Irish tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2003 and 2002 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    DISTRIBUTIONS PAYABLE

      Distributions payable represent dividends owed to participants and were
      (euro)10,675 and (euro)9,860 at June 30, 2003 and 2002, respectively.

5.    COMPANY STOCK

      At June 30, 2003 and 2002, 21,970 and 18,226 shares, respectively, of The Procter & Gamble Company Stock were held by the Plan. The cost of this stock at June 30, 2003 and 2002, was (euro)1,844,592 and (euro)1,432,208, respectively.

      At June 30, 2003 and 2002, 351 shares of J.M. Smucker Company Stock were held by the Plan. The cost of this stock at June 30, 2003 and 2002, was
      (euro)11,137.

6.    ACCRUED ADMINISTRATIVE EXPENSES

      Included within accrued administrative expenses are amounts owed by participating Procter & Gamble companies of (euro)2,804 (2002: (euro)nil).

PROCTER & GAMBLE IRELAND
EMPLOYEEES SHARE OWNERSHIP PLAN





7.    PARTICIPATING PROCTER & GAMBLE COMPANIES

      The participating Procter & Gamble companies are as follows:

      o    Procter & Gamble (Manufacturing) Ireland Ltd;
      o    Max Factor Ltd;
      o    Procter & Gamble Pharmaceuticals Ltd;
      o    Procter & Gamble (L&CP) Ltd.

8.    CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs during March of 2002. Once the allocation of the settlement is determined and approved by the Court, the plan will receive its portion of the settlement to allocate to participant accounts.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 29th day of September 2003.


PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN


/S/ PATRICK BURKE
-----------------------------
Patrick Burke
Director
Irish Pensions Trust Limited,
Corporate Trustee


/S/ TOM MOLLOY
-----------------------------
Tom Molloy
Director
Irish Pensions Trust Limited,
Corporate Trustee




                                 EXHIBIT INDEX

Exhibit No.

    23                   Consent of Deloitte & Touche